www.linkedin.com/in/peteranewalt
(LinkedIn)

Top Skills

SaaS
Professional Services
Product Management

Peter Anewalt

Helping companies that want their teams to be more effective, efficient, and profitable.
Boise, Idaho, United States

Summary

I bridge the gap between technology and business. As an experienced executive with a strong understanding of software technology and a pragmatic perspective on its use in real-world business environments, I have a proven history of helping small software companies to grow and be successful. I do this by leveraging my key strengths, which include an ability to quickly and correctly learn new technologies and businesses, an understanding of how technology can be applied to solve complex business problems, and an ability to create and deliver technology-based solutions to those problems. I have a proven track record of building and motivating teams that scale these functions effectively, delivering those solutions profitably, and ensuring the success of customers using them.

Skills: Leadership, Corporate Strategy, Services Practice Management, Consultative Selling, Consulting, P&L Management, Product Management, Enterprise Software Development and Delivery, SaaS

Industry experience: Telecommunications, CRM, Relationship Marketing, Digital & Internet Marketing, Financial Services, Healthcare, Energy

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Experience

Joule Case
Chief Operating Officer
October 2019 - Present (4 years 10 months)
Boise, Idaho Area

Joule Case makes power available where you need it. Our portable battery systems replace fossil-fuel powered generators and eliminate the noise and emissions that those generators produce. Safe for inside use and rechargeable from solar power, Joule Case modules are stackable and allow you to create the perfect solution for your power needs.

Saranic Advisors
Managing Partner
September 2019 - Present (4 years 11 months)
Boise, Idaho Area

ULedger, Inc.
Chief Operating Officer
June 2017 - September 2019 (2 years 4 months)
Boise, Idaho Area

ULedger is a Blockchain Platform for Enterprises. We provide companies with an easy way to incorporate Blockchain technology into their existing data infrastructure. By doing this, companies can leverage Blockchain's ability to create an immutable, tamper-proof history of data that is mathematically provable and allows that data to be trusted.

Balihoo
Sr. VP, Professional Services & Customer Success
July 2012 - February 2017 (4 years 8 months)
Boise, Idaho Area

Balihoo is all about connecting consumers of national brands' products and services with local providers of those products and services, via localized digital media advertising. By localizing campaigns, they become more effective - more relevant for searchers and more cost-efficient for brands. Balihoo's software enables the creation and management of thousands of localized digital media campaigns at scale.

Unica
6 years 1 month

Vice President, Global Services
January 2008 - January 2012 (4 years 1 month)
Waltham, MA

Unica's Global Services organization is responsible for the successful delivery of Unica solutions to our customers. Our team consists of over 125 Services personnel and a $25M P&L, and is the leading source of marketing-automation delivery expertise. We operate in both an on-premise consulting and a SaaS/ OnDemand mode. My focus has been to turn the Services team from a negative-margin product/partner support function into an industry-leading, positive-margin solution-delivery team.

Unica was acquired by IBM in October 2010.

Sr Director, Major Account Solutions
January 2006 - January 2008 (2 years 1 month)

Unica's habit of outsourcing solution-delivery work to partners meant that they lost touch with some of their largest and most strategic customers. I joined Unica's Sales team to re-engage with these customers, establish relationships, and find opportunities to get our own Services teams involved in solution-delivery activity. This effort was very successful, and the resulting demand generated for Services activity caused us to restructure the Services organization and adapt our engagement philosophy to accommodate taking a primary role in delivery activity for these customers.

edocs Inc.
Director, Professional Services
April 2000 - November 2005 (5 years 8 months)

edocs' Professional Services organization is responsible for the successful delivery and deployment of edocs' products within customer environments. With a staff of over 100 professionals, we maintained a track record of 100% successful and referenceable deliveries, and accounted for approximately 60% of total company revenue.

edocs was acquired by Siebel in 2005.

Kenan Systems
10 years

Director, Global Performance and Operability
September 1999 - March 2000 (7 months)

Kenan Systems' product installations are among the largest Unix-based transaction-processing systems in the world. In this role, I created a 20-person organization to focus on the speed, efficiency and operability of Kenan Systems' products in high-volume customer environments. The team is responsible for the specification, architecture and troubleshooting of these environments.

Asia-Pacific Regional Consulting Manager
December 1997 - September 1999 (1 year 10 months)

Relocated to Sydney, Australia to focus on the formation of an Asia-Pacific consulting and support organization. Expanded regional business from 3 projects to 12 projects in 18 months. Asia/Pac revenue for FY '99 exceeded $20M and accounted for 15% of total company revenue.

Consulting Program Manager
July 1994 - December 1997 (3 years 6 months)

Consultant/Software Developer
April 1990 - June 1994 (4 years 3 months)

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Education

University of Virginia
BS, Systems Engineering